U.S. SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
☐ Form N-CEN	☐ Form N-CSR

For period ended: March 31, 2025

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

Golden Minerals Company

Former Name if Applicable:

N/A

Address of Principal Executive Office (Street and Number):

1312 17th St Unit 2136

City, State and Zip Code:

Denver, Colorado 80202

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

Golden Minerals Company (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended March 31, 2025 (the “Quarterly Report”) by the May 15, 2025 deadline for non-accelerated filers. Due to its limited resources of financial reporting and accounting personnel, the Company requires additional time to prepare and finalize its review procedures for the Quarterly Report.

The Company currently anticipates that the Quarterly Report will be filed as soon as practicable and prior to the fifth calendar day following the May 15, 2025 deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Pablo Castaños	(303)	839-5060
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Golden Minerals Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2025	By:	/s/ Pablo Castaños
Pablo Castaños
President and Chief Executive Officer